

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2013

Via E-mail
Steven St. Peter, M.D.
President and Chief Executive Officer
Aratana Therapeutics, Inc.
1901 Olathe Boulevard
Kansas City, KS 66103

> **Re: Aratana Therapeutics, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 30, 2013**
> **File No. 333-187372**

Dear Dr. St. Peter:

We have reviewed amended registration statement and response letter filed April 30, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Retrospective Valuation of Common Stock as of October 4, 2012 and October 22, 2012, page 52

1. Refer to our previously issued comment 27. Please revise your disclosure to explain why a retrospective third-party valuation was not obtained as of the October 2012 grant dates. Also, please tell us where you disclosed the significant assumptions used by your board of directors to determine the retrospective value of your common stock as of October 4, 2012 and October 22, 2012. To the extent these assumptions are quantifiable, such as the probability of an IPO, should be quantified in your disclosure.

Retrospective Valuation of Common Stock as of December 22, 2012, page 53

2. Please further revise your discussion provided in response to comment 26 to describe the events that occurred between October 22, 2012 and December 22, 2012 to support your common stock valuation increase from $0.64 to $1.56.

Stock-based Awards Granted on April 17, 2013, page 54

3. Through April 17, 2013, it appears that you estimate the probability of an initial public offering to be 60%. Please revise your disclosure to explain why the probability was 60% considering you had filed your initial registration statement on March 20, 2013. Please tell us what the fair value of the common stock if the probability of the initial public offering was nearer to 100%. Then, tell us the events that occurred between April 17, 2013 and May 6, 2013, the date of your correspondence with an estimated IPO price range, to support the difference between the April 17, 2013 common stock fair value with an assumption of 100% IPO probability and the midpoint of your estimated IPO price range on May 6, 2013.

Kansan Programs, page 64

4. In response to comment 30, you disclose that you will cease to be a qualified Kansas business when you fail to do more than 50% of your business in Kansas. Please revise your disclosure to clarify how this 50% criterion is measured.

Quantitative and Qualitative Disclosures about Market Risk, page 65

5. Based on your disclosure on page 60 it appears that your credit facility is subject to interest rate risk. Please provide the quantitative disclosures about this risk using one of the three disclosure alternatives required by Rule 305(a) of Regulation S-K

Business
Products in Development
AT-001, page 75

6. We note your response to our prior comment 31. We also note that the multicenter, randomized, double-blind, active - and placebo – controlled 7-day endoscopic GI safety study resulted in statistically significant differences in the incidence of gastroduodenal erosions with no ulcers and the AT-001 group having lower rates compared to naproxen. Please expand your disclosure to provide the results of the study, including the p-value obtained regarding any statistically significant results as well as the endpoints that were not statistically significant. Also, please explain what the p-value measures.

API Development Agreement with RaQualia, page 87

7. We note your response to our prior comment 41. Please revise your disclosure to provide the amount that RaQualia paid you upon the execution of the agreement.

Exclusive License Agreements with RaQualia, page 88

8. We note your response to our prior comment 44 that total upfront license fees and potential milestone payments associated with AT-001 are $12.9 million and with AT-002 are $13 million. Please revise your disclosure to provide the separate amounts paid as upfront fees and the potential aggregate milestone payments for each product.

Financial Statements
Notes to Financial Statements
2. Summary of Significant Accounting Policies
Accounting for Stock-Based Compensation, page F-12

9. Please revise the disclosure you provided in response to comment 49 here and on page F-28 to clarify how you account for the acceleration of vesting, when you elect not to repurchase the unvested shares. Refer to ASC 718-20-35-3.

19. Subsequent Events (unaudited), page F-39

10. You state here that you evaluated subsequent events through the date on which the financial statements were originally issued. Please note that you must evaluate subsequent events through the date the financial statements were issued or the date the financial statements were available to be issued. Please revise your disclosure as appropriate.

You may contact Keira Ino at (202) 551- 3659 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
         Peter N. Handrinos, Esq
         Latham & Watkins LLP
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